

October 6, 2009

<u>Via U.S. Mail</u>

Mr. Tom Lough
President
Colombia Goldfields Ltd.
#208-8 King Street East
Toronto, Ontario, Canada M5C 1B5

>   **Re: Colombia Goldfields Ltd.**
>   **Revised PREM14A**
>   **Filed September 24, 2009**
>   **File No. 0-51013**

Dear Mr. Lough:

This is to confirm that on September 25, 2009, we informed your counsel that we had no further comments on the above-referenced filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
Hugo Sin, Shearman & Sterling LLP
Toronto, Ontario
(416) 360-2958